Six International Drive Rye Brook, NY 10573-1068	914 934 5200 914 934 0700 Fax

November 6, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Jim B. Rosenberg

Re:	Universal American Financial Corp. Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 16, 2006 Form 10-Q for the Period Ended June 30, 2006 Filed August 9, 2006 File No. 001-08506

Dear Mr. Rosenberg:

Universal American Financial Corp. (the “Company”) is writing this letter in regard to the comments from the Staff of the Securities and Exchange Commission (the “Commission”) set forth in a letter dated October 23, 2006, from Jim B. Rosenberg of the Commission to Richard A. Barasch, President and Chief Executive Officer of the Company, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2005, filed on March 16, 2006 and the Company’s Form 10-Q for the Period Ended June 30, 2006, filed on August 9, 2006.

We are in receipt of the Staff’s letter, and the Company is working diligently to consider, and to prepare its responses to, the Staff’s comments.  However, due to schedule constraints, the Company is not able to respond within the ten (10) business days as noted in the Staff’s comment letter.  Accordingly, after discussing this matter with the Staff of the Commission, the Company will respond to the Staff’s comment letter on or before November 14, 2006.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (914) 934-5200.

Thank you very much for your assistance.

Sincerely,

/s/ LISA M. SPIVACK
Lisa M. Spivack
Senior Vice President and General Counsel